Mail Stop 3720

April 5, 2006

Joel A. Littman
Chief Financial Officer
CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

Re: 	CPI International, Inc.
Amendment No. 4 to Form S-1
Filed March 31, 2006
File No. 333-130662

Dear Mr. Littman:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please have your auditor remove the legend appearing at the top of their report, and include a properly signed and dated audit report in an amended Form S-1 prior to making your request for effectiveness.
You should also file a revised and updated consent from your auditor in this amended Form S-1. Your auditor should complete the report date referenced in their consent and remove the second paragraph.



Principal and selling stockholders, page 91
2. Revise the total amounts and percentages of shares of common stock held by executive officers and directors as a group to take into account those shares beneficially held by Messrs. Finley and Hughes.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Richard C. Wirthlin, Esq.
Irell & Manella LLP
      Via Facsimile: (310) 282-5676
Joel A. Littman, Chief Financial Officer
CPI International, Inc.
April 5, 2006
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